UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ABAKAN INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00258J 107

(CUSIP Number)

Robert Miller

2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133

Telephone: (786) 206-5368

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 31, 2013

(Date of Event Which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on  Schedule  13G  to  report  the  acquisition  that  is  the subject  of  this  Schedule  13D,  and  is  filing  this  schedule  because  of  §§240.13d-1(e),  240.13d-1(f)  or

240.13d-1(g), check the following box.☐

Note:  Schedules  filed  in  paper  format  shall  include  a  signed  original  and  five  copies  of  the  schedule,

including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The  remainder  of  this  cover  page  shall  be  filled  out  for  a  reporting  person's  initial  filing  on  this  form with  respect  to  the  subject  class  of  securities,  and  for  any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The  information  required  on  the  remainder  of  this  cover  page  shall  not  be  deemed  to  be  "filed"  for  the purpose  of  Section  18  of  the  Securities  Exchange  Act  of  1934  ("Act")  or  otherwise  subject  to  the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

CUSIP NO. 00258J 107

1.

NAMES OF REPORTING PERSONS.

Robert H. Miller

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b)  ☐



3.

SEC USE ONLY

4.

SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e) ☐

6.

CITZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

1,450,000

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

1,450,000

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,120,000 shares of common stock (indirect ownership) (see Item 5).

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS)☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.5% of the issued and outstanding shares of common stock (based on 64, 284,855 shares of the

Issuer's common stock outstanding as of May 31, 2013).

14.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

_____________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Abakan Inc., a Nevada corporation (the

"Issuer"). The principal offices of the Issuer are located at 2665 S. Bayshore Drive, Suite 450, Miami,

Florida 33133.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Robert H. Miller (the "Reporting Person").

(b) The business address [or residence] of the Reporting Person is: 2665 S. Bayshore Drive, Suite 450,

Miami, Florida 33133.

(c) The present principal occupation of the Reporting Person is: Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 31, 2013, the Tarija Foundation received 1,450,000 shares of the Issuer’s common stock as the result of a gift.  The Reporting Person is an officer and director of The Tarija Foundation.

On May 31, 2013, the spouse of the Reporting Person, Maria C. Maz, gifted 20,000 shares of the Issuer’s common stock to the Church of the Epiphany as a gift.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction was to disclose the gift of the securities of the Issuer to The Tarija

Foundation, for which entity the Reporting Person serves as an officer and director and to disclose the gift the securities of the Issuer to Church of the Epiphany by the Reporting Person’s spouse, Ms. Maz.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) The Reporting Person has no plans for any extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of his (indirect) shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the issuer’s business or corporate structure

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the

Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange

Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has issued and outstanding 64, 284,855 shares of common stock as of May 31, 2013. The

Reporting Person indirectly holds 17,420,000 shares (representing 27.1%) owned by his spouse, Maria C.

Maz, and indirectly holds 6,700,000 shares (representing 10.4%) owned by The Thomas and Mario Miller

Family Irrevocable Trust (5,250,000) and The Tarija Foundation (1,450,000) or an aggregate of

24,120,000 shares (representing 37.5%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 1,450,000 of the shares reported above in this Item 5(a).

(c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than Ms. Maz, the spouse of the Reporting Person, the trustees of The Thomas and

Mario Miller Family Irrevocable Trust and the Reporting Person, as an officer and director of The Tarija

Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person was appointed an officer and director of The Tarija Foundation on May 31, 2013.

Other than as reflected above, the Reporting Person does not have any contracts, arrangements,

understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2013

Date

/s/ Robert H. Miller

Signature

Robert H. Miller/chief executive officer and director of Abakan Inc.

Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).